NOTICE OF OFFER TO PURCHASE

HARVEST OPERATIONS CORP.
7 ⅞% Senior Notes Due 2011
(CUSIP Number 41754WAB7)

January 19, 2010

To: Holders of 7 ⅞% Senior Notes due 2011 (the "Notes") issued by Harvest Operations Corp. (the "Issuer")

Re: Repurchase of Notes upon a Change of Control

Reference is hereby made to the Indenture, dated as of October 14, 2004 (as amended and supplemented, the "Indenture"), by and among the Issuer, Harvest Energy Trust, as trust guarantor (the "Trust"), the Subsidiary Guarantors as defined therein and U.S. Bank National Association, as trustee (the "Trustee"). Capitalized terms used herein and not otherwise defined shall have the meaning given those terms in the Indenture.

NOTICE IS HEREBY GIVEN THAT, pursuant to a Plan of Arrangement (the "Arrangement") under the Business Corporations Act (Alberta) involving, among others, the Trust, parent of the Issuer, Korea National Oil Corporation ("KNOC") and the holders of Trust Units, which became effective on December 22, 2009, KNOC has indirectly acquired all of the issued and outstanding Trust Units through KNOC's Canadian subsidiary, KNOC Canada Ltd. The consummation of the Arrangement constitutes a "Change of Control" under the Indenture.

Under Section 4.14 of the Indenture, as a result of the aforementioned Change of Control, the Issuer is required to provide notice to each Holder of such Change of Control and offer to repurchase all Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to but not including the purchase date, if any.

Therefore, pursuant to Section 4.14 of the Indenture, the Issuer is offering to repurchase all of its outstanding Notes, on the following terms and conditions:

1. All Notes validly tendered and not withdrawn on or before February 16, 2010 (the "Expiration Date") will be accepted for payment pursuant to this offer to repurchase. Holders seeking to tender their Notes should follow the procedures of DTC's ATOP system.

2. The purchase date for the Notes will be February 19, 2010 (the "Payment Date").

3. The Paying Agent is U.S. Bank National Association.

4. The purchase price for the Notes is 101% of the aggregate principal amount thereof plus accrued and unpaid interest to but not including the Payment Date, if any (the "Purchase Price").

5. All Notes not tendered will continue to accrue interest pursuant to their terms.

6. Holders are entitled to withdraw their election no later than the close of business on the Expiration Date. Holders seeking to withdraw should follow the procedures of DTC's ATOP system.

7. Holders who elect to have their Notes purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of US$1,000 or integral multiples of US$1,000.

8. On the Payment Date, the Purchase Price will become due and payable upon each Note to be redeemed. Unless the Issuer defaults in making the payment of the Purchase Price or the Paying Agent is prohibited from making such payment pursuant to the terms of the Indenture, interest on each Note called for redemption will cease to accrue on and after the Payment Date.

Harvest Operations Corp.

J. Zahary

John Zahary
President and Chief Executive Officer